Exhibit 99.1

STAK Inc. Announces Changes in Management

CHANGZHOU, China, November 3, 2026 /PRNewswire/ — STAK Inc. (the “Company”) (Nasdaq: STAK), a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specialized production and maintenance equipment, today announced the appointment of Mr. Xiaofei Han as the Chief Financial Officer of the Company, effective November 1, 2026.

Mr. Han has approximately 20 years of experience in accounting, auditing, financial management and capital markets. Prior to joining the Company, he served as a Senior Auditor at the Guangzhou Branch of Deloitte Touche Tohmatsu Certified Public Accountants LLP from July 2007 to January 2011. He subsequently joined Marcum Bernstein & Pinchuk LLP from February 2011 to June 2017, where he served as an Audit Manager and Senior Manager, with responsibility for providing audit services to U.S.-listed companies and IPO audit services to companies preparing to go public. Since then, Mr. Han has provided financial advisory services to Chinese companies seeking listings in the U.S. capital markets. He founded Guangzhou Jingtian Enterprise Consulting Co., Ltd. in August 2019. Mr. Han received a Bachelor of Management from Sun Yat-sen University and is a member of Chinese Institute of Certified Public Accountants (CICPA).

The Company also announced the resignation of Ms. Diana Li as the Chief Financial Officer of the Company, effective October 31, 2026. The Company further announced the resignation of Mr. Ke Dennis Xu as the Chief Technology Officer of the Company, effective October 31, 2026. The resignations were not result of any disagreement with the Company.

About STAK Inc.

STAK Inc. is a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specific production and maintenance equipment. The Company designs and manufactures oilfield-specialized production and maintenance equipment, then collaborates with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, the Company sells oilfield-specialized equipment components, related products, and provides automation solutions. Its vision is to help oilfield services companies reduce costs and increase efficiency by providing the cutting-edge integrated oilfield equipment and automation solutions service. Its mission is to become a powerful provider for the niche markets of specialized oilfield vehicles and equipment in China. For more information, please visit the Company’s website at https://www.stakindustry.com/ir/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission (the “Commission”).

For more information, please contact:

STAK Inc.

Investor Relations Department

Email: ir@stakindustry.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com